Advisory Hedged Opportunity Fund
                           50210 AXP Financial Center
                              Minneapolis, MN 55474


October 8, 2003

Via EDGAR Transmission

Securities and Exchange Commission
Division of Investment Management
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Advisory Hedged Opportunity Fund (File Nos. 333-102751, 811-21288) Withdrawal of Pre-Effective Amendment No. 2 to Registration Statement on Form N-2

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended, Advisory Hedged Opportunity Fund (the "Fund") hereby requests that the Securities and Exchange Commission (the "Commission") consent to the withdrawal of Pre-Effective Amendment No. 2 to the Fund's Registration Statement on Form N-2, which was filed with the Commission on October 8, 2003 (along with any exhibits filed thereto) (together, "Pre-Effective Amendment No. 2").

The Fund requests withdrawal because, due to a technical error, an incorrect version of Pre-Effective Amendment No. 2 was filed on EDGAR.

Please forward a copy of the order consenting to the withdrawal of Pre-Effective Amendment No. 2 to the undersigned at Advisory Hedged Opportunity Fund, 50210 AXP Financial Center, Minneapolis, MN 55474.


Sincerely,

Advisory Hedged Opportunity Fund


By:      /s/ Bruce Lamo
         -----------------
             Bruce Lamo